GameSquare Esports Announces Results of Annual and Special Meeting

September 21, 2021, Toronto, Ontario - GameSquare Esports Inc. (CSE: GSQ; FRA: 29Q1) (the "Company"), an international gaming and esports company, announces the results of its annual and special meeting of shareholders that was held on September 21, 2021 at 10:00 a.m. EST (the "Meeting").

The four matters voted on were (1) the election of directors; (2) the appointment of Kreston GTA LLP as the Company's auditor for the coming year and authorization of the directors of the Company to fix such auditors' remuneration; (3) the approval of the Company's rolling stock plan; and (4) the approval of the Company's restricted share unit compensation plan. All matters that were voted on at the Meeting were approved.

The six individuals elected as directors are Tom Walker, Travis Goff, Justin Kenna, Paul LeBreux, Kevin Wright and Craig Armitage.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd. ("Code Red"), an esports talent agency serving the UK, Reciprocity Corp. ("Reciprocity"), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity's gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

Contact

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Nikhil Thadani

Email: IR@gamesquare.com
Phone: (416) 930-2949

Neither the Canadian Securities Exchange ("CSE") nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.